

BANCO SANTANDER-CHILE AND SUBSIDIARIES
CONSOLIDATED FINANCIAL INFORMATION

As of September 30, 2021

The principal balances and results accumulated for the period ending September 2021 (amounts in millions of Chilean pesos).

SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Principal assets	MCh$
Cash and deposits in banks	5,526,197
Interbank loans, net	823
Loans and accounts receivables from customers, net	34,919,047
Total investments *(1)*	9,114,525
Financial derivative contracts	9,673,439
Other asset items	4,569,858
Total assets	**63,702,889**

Principal liabilities	MCh$
Deposits and other demand liabilities	17,367,090
Time deposits and other time liabilities	12,489,856
Financial derivative contracts	10,396,886
Issued debt instruments	8,034,421
Other liabilities items	12,042,210
Total equity	3,372,426
Total liabilities and Equity	**63,702,889**

Equity attributable to:	
Equity holders of the Bank	3,281,011
Non-controlling interest	91,415

(1) The total investments are composed of trading investments for Ch$51,216 million, available for sale investments for Ch$6,370,314 million and held to maturity investments for Ch$2,692,995 million.

SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD

Operational results	MCh$
Net interest income	1,310,393
Net fee and commission income	237,788
Result from financial operations	105,941
Total operating income	**1,654,122**
Provision for loan losses *(2)*	(278,541)
Support expenses	(592,480)
Other results	(80,533)
Income before tax	**702,568**
Income tax expense	(152,372)
Continued operations result	**550,196**
Discontinued operations result	**-**
Net income for the period	**550,196**

Attributable to:	
Equity holders of the Bank	543,198
Non-controlling interest	6,998

(2) As of September 30, 2021, Banco Santander-Chile has constituted additional provisions with a charge to results in the line Provision for loan losses of Ch$72,000 million (before taxes).

JONATHAN COVARRUBIAS H.
Chief Accounting Officer

MIGUEL MATA HUERTA
Chief Executive Officer


Santander
Santander

BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 30 de septiembre de 2021

A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de septiembre de 2021 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	5.526.197
Adeudado por bancos	823
Créditos y cuentas por cobrar a clientes	34.818.047
Inversiones totales *(1)*	9.114.525
Contratos de derivados financieros	9.673.439
Otros rubros del activo	4.569.858
Total Activos	**63.702.889**

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	17.367.090
Depósitos y otras captaciones a plazo	12.489.856
Contratos de derivados financieros	10.396.886
Instrumentos de deuda emitidos	8.034.421
Otros rubros del pasivo	12.042.210
Total patrimonio	3.372.426
Total Pasivos y Patrimonio	**63.702.889**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	3.281.011
Interés no controlador	91.415

(1) El total de inversiones se compone de instrumentos para negociación por M$51.216 millones, instrumentos de inversión disponibles para la venta por M$6.370.314 millones y los instrumentos de inversión hasta el vencimiento por M$2.692.995 millones.

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingreso neto por intereses y reajustes	1.310.393
Ingreso neto de comisiones	237.788
Resultado de operaciones financieras	105.941
Total ingresos operacionales	**1.654.122**
Provisiones por riesgo de crédito *(2)*	(278.541)
Gastos de apoyo	(592.480)
Otros resultados	(80.533)
Resultado antes de impuesto	**702.568**
Impuesto a la renta	(152.372)
Resultado de operaciones continuas	550.196
Resultado de operaciones discontinues	-
Utilidad consolidada del periodo	**550.196**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	543.198
Interés no controlador	6.998

(2) Al 30 de septiembre de 2021, Banco Santander-Chile ha constituido provisiones adicionales con un cargo a resultados en el ítem Provisiones por riesgo de crédito por M$72.000 millones (antes de impuestos).

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

MIGUEL MATA HUERTA
Gerente General

IMPORTANT NOTICE

The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards issued by the Financial Market Commission (FMC). formerly Superintendency of Banks and Financial Institutions (SBIF). The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions. The FMC is the banking industry regulator according to article 2 of the General Banking Law. which by General Regulation establishes the accounting principles to be used by the banking industry. For those principles not covered by the Compendium of Accounting Standards banks can use generally accepted accounting principles issued by the Chilean Accountant's Association AG and which coincides with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). In the event that discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards) and IFRS the Compendium of Accounting Standards will take precedence.